Exhibit (a)(1)(i)

FIDELITY PRIVATE CREDIT COMPANY LLC

If you do not want to sell your units of beneficial interest at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

August 28, 2026

Dear Unit Holder:

This letter serves to inform you of important dates relating to a repurchase offer by Fidelity Private Credit Company LLC (the “Fund”). If you are not interested in selling your units of beneficial interest in the Fund (“Units”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below, the sale of Units that have been issued on or after October 1, 2024 will be subject to an “early repurchase deduction” (except, at the discretion of the Fund, in the case of death, divorce or qualified disability of a unit holder), which will reduce your proceeds by 2%. Units that are issued pursuant to the Fund’s distribution reinvestment plan and tendered shall not be subject to the early repurchase deduction. In addition, the sale of Units may also be subject to income and transfer taxes.

The tender offer period will begin on August 28, 2026 and end at 4:00 p.m., Eastern Time, on September 28, 2026. The purpose of the tender offer is to provide liquidity to unit holders of the Fund. Units may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Units for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Units at this time.

If you are interested in tendering your Units, please contact Fidelity Investments Institutional Operations Company LLC (the “Transfer Agent”) with your tender instructions. Please allow for additional processing time as the letter of transmittal must ultimately be received and in good order by the Transfer Agent by 4:00 p.m., Eastern Time, September 28, 2026. Any request received after the expiration date or not in good order will not be considered.

If you have any questions, please contact the Transfer Agent or refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer.

Sincerely,

Fidelity Private Credit Company LLC